Exhibit 99.(a)(5)(v)

                         California Independent Bancorp
               Announces Preliminary Results of Self Tender Offer


YUBA CITY, Calif., January 2, 2003 /PRNewswire/ -- California Independent Bancorp (Nasdaq: CIBN - News), announced today the preliminary results of its modified Dutch Auction tender offer which expired at 5:00 p.m., eastern time, on Monday, December 30, 2002.

Based on a preliminary count by the depositary for the tender offer, the Company will purchase 76,292 shares of common stock that were properly tendered and not withdrawn at a purchase price of $25.00 per share. The number of shares to be purchased is preliminary and includes certain shares tendered through a notice of guaranteed delivery that are subject to verification by the depositary that such shares were validly tendered. The final number of shares to be purchased will be announced promptly following completion of the verification process.

California Independent Bancorp, through its subsidiary Feather River State Bank (www.frsb.com), engages in a broad range of financial service activities. Its primary market is in the Sacramento Valley, with nine branches in Yuba City, Arbuckle, Colusa, Marysville, Wheatland, Woodland, Lincoln, and Roseville, California serving Sutter, Yuba, Colusa, Yolo, and Placer counties.